Exhibit 3.1

AMENDMENT

TO THE AMENDED AND RESTATED

BYLAWS

OF

ZiLOG, INC.

The Amended and Restated Bylaws of ZiLOG, Inc., a Delaware corporation, are amended, effective February 19, 2009, as follows:

Section 2.2 of the Bylaws is amended to read in its entirety as follows:

"Section 2.2 Special Meetings. Special meetings of the stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Special meetings may be called only by the Board of Directors, pursuant to a resolution adopted by (i) the affirmative vote of the majority of the total number of directors then in office or (ii) the chief executive officer of the Corporation. A special meeting may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice."